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Exhibit (a)5

                       NOTICE OF PREMIUM UPON CONVERSION
                OF UP TO $294,000,000 IN PRINCIPAL AMOUNT OF THE
                 8 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2006

                                       OF

                               UNISYS CORPORATION

THE CONVERSION OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, DECEMBER 8, 1997, UNLESS EXTENDED.

                                                                November 7, 1997

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

     Unisys Corporation, a corporation organized under the laws of the State of Delaware (the "Company"), is offering, upon the terms and subject to the conditions set forth in the Offer of Premium Upon Conversion dated November 7, 1997 (the "Offer of Premium"), and in the related Notice of Special Conversion enclosed herewith (which together constitute the "Conversion Offer"), to pay a cash premium (the "Conversion Premium") equal to $155.00 plus accrued and unpaid interest from September 15, 1997 to the Expiration Date (as defined in the Offer of Premium) for each $1,000 in principal amount of the Company's 8 1/4% Convertible Subordinated Notes due 2006 (the "2006 Notes") which are converted into Common Stock, par value $.01 per share (the "Common Stock"), of the Company prior to the Expiration Date. A Noteholder whose 2006 Notes are tendered and accepted for conversion pursuant to the Conversion Offer will receive 145.4545 shares of Common Stock (based upon the 2006 Notes' original conversion price of $6.875 per share of Common Stock) and the Conversion Premium for each $1,000 principal amount of 2006 Notes. The Company will accept for conversion pursuant to the Conversion Offer no more than $294 million in principal amount of 2006 Notes.

     Upon the terms and subject to the conditions of the Conversion Offer, if no more than $294 million in principal amount of the 2006 Notes has been validly tendered pursuant to the Conversion Offer and not withdrawn prior to the Expiration Date, the Company will accept for conversion pursuant to the Conversion Offer all such 2006 Notes, and if more than $294 million in principal amount of the 2006 Notes has been validly tendered pursuant to the Conversion Offer and not withdrawn prior to the Expiration Date, the Company will accept such 2006 Notes for conversion pursuant to the Conversion Offer on a pro rata basis (with adjustments to avoid conversions of 2006 Notes other than in $1,000 increments). Fractional shares of Common Stock will not be issued in the Conversion Offer. A person otherwise entitled to a fractional share of Common Stock pursuant to the terms of the Conversion Offer shall receive cash equal to the closing price of such fractional share on the New York Stock Exchange on the Expiration Date. Any 2006 Notes which are tendered but not accepted for conversion pursuant to the Conversion Offer will be returned to the tendering Noteholder. Holders of 2006 Notes which are not converted into Common Stock pursuant to the Conversion Offer will not receive the Conversion Premium upon conversion of such 2006 Notes.

     For your information and for forwarding to your clients for whom you hold 2006 Notes registered in your name or in the name of your nominee, we enclose the following documents:

          1. The Offer of Premium dated November 7, 1997;

          2. The Notice of Special Conversion for your use and for the information of your clients. Facsimile copies of the Notice of Special Conversion may be used to convert 2006 Notes pursuant to the Conversion Offer;

          3. A form of letter which may be sent to your clients for whose accounts you hold 2006 Notes registered in your name or in the name of your nominee, with space provided for obtaining such client's instructions with regard to the Conversion Offer;
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          4. A Notice of Guaranteed Delivery to be used to accept the Conversion
     Offer if the 2006 Notes cannot be delivered to the Conversion Agent by the Expiration Date, or the book-entry transfer of the 2006 Notes cannot be completed by the Expiration Date, or all required documents cannot be delivered to the Conversion Agent by the Expiration Date;

          5. A letter from the Chairman, President and Chief Executive Officer of the Company to the holders of 2006 Notes;

          6. Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9; and

          7. A return envelope addressed to The Bank of New York, the Conversion Agent.

     YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE CONVERSION OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, DECEMBER 8, 1997, UNLESS EXTENDED.

     In all cases, conversion of 2006 Notes accepted for conversion pursuant to the Conversion Offer will be made only after timely receipt by the Conversion Agent of (i) certificates representing such 2006 Notes, (ii) the Notice of Special Conversion (or facsimile thereof) properly completed and duly executed with any required signature guarantees, and (iii) any other documents required by the Notice of Special Conversion.

     The Conversion Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of 2006 Notes residing in any jurisdiction in which the making of the Conversion Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

     The Company will not pay any fees or commissions to brokers, dealers or other persons for soliciting tenders of 2006 Notes pursuant to the Conversion Offer. The Company will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable costs and expenses incurred by them in forwarding materials to their clients. The Company will pay all transfer taxes applicable to the conversion of 2006 Notes pursuant to the Conversion Offer, except as otherwise provided in Instruction 5 of the Notice of Special Conversion.

     Questions and requests for assistance with respect to the Conversion Offer should be directed to, and additional copies of the enclosed materials may be obtained from, Georgeson & Company Inc., the Information Agent for the Conversion Offer, at its address and telephone numbers set forth on the back cover of the Offer of Premium.

                                            Very truly yours,

                                            UNISYS CORPORATION

     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF THE COMPANY, THE CONVERSION AGENT OR THE INFORMATION AGENT, OR ANY AFFILIATE THEREOF, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS OR USE ANY DOCUMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE CONVERSION OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.